SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

FOR IMMEDIATE RELEASE

SBS BROADCASTING INCREASES OWNERSHIP IN ROMANIAN
TELEVISION STATION PRIMA TV TO 86% AND ACQUIRES A
LEADING ROMANIAN RADIO GROUP

FOR A TOTAL OF EURO 30.3 MILLION

- Rapidly Growing Romanian Market Poised to Benefit from

European Union Entry expected in 2007 -

- Appoints Veteran SBS Team to Manage Romanian Operations -

Luxembourg – March 1, 2005 – SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it has increased its equity stake in Prima TV to 86%, following the purchase of an additional 48.8% indirect equity stake and Prima TV debt for €7.8 million from Romanian Investment and Development srl, which is owned by Cristian Burci, SBS’s former Romanian partner in Prima TV.  SBS has held a minority ownership interest in Prima TV since July 2001 and originally invested in Prima TV in March 2000.

SBS also announced today that it has acquired Romania’s leading FM radio station Kiss FM, and FM radio station Radio Star for a total of €22.5 million from MG Media Group Holding S.A. The radio acquisition is subject to the post-closing condition of approval from competition authorities, which is expected.

As part of an overall reorganization of Prima TV and the acquisition of the Romanian radio stations, SBS also announced:

•                  The appointment of Christoph Buerge, a former member of the management team of SBS’s station TV2 in Hungary, to Chief Operating Officer of the Company’s Romanian operations;

•                  The appointment of Peter W. Thrane, formerly chief financial officer of SBS’s television operations in Denmark, as Chief Financial Officer of the Company’s Romanian operations; and

•                  The resignation (and buyout) of Cristian Burci, Chief Executive Officer of Prima TV.

Commenting on the announcement, Markus Tellenbach, Chief Executive Officer of SBS Broadcasting, said: “These strategic transactions give us a strong presence in one of Europe’s fastest growing markets.  Control of Prima TV and one of Romania’s leading radio groups provides us with a Romanian broadcast platform that will capitalize on the country’s growing economy and developing consumer market as Romania progresses towards full European Union membership, which is expected in 2007.  We continue to seek additional opportunities to prudently expand our asset base that allow us to leverage our content, operating expertise and pan-European footprint.”

Tellenbach continued: “We are pleased to appoint Christoph Buerge and Peter W. Thrane to lead our Romanian media operations.  These two experienced managers bring years of industry knowledge to these operations and will be instrumental in our efforts to increase our market share and improve the profitability of our Romanian television operations, in particular, which are expected to have positive operating income this year.  We want to thank Cristian Burci for his years of leadership in launching and building Prima TV, Kiss FM and Radio Star and wish him well in his future endeavors.”

Prima TV was established in 1997 as one of the first commercial television stations in Romania.  Prima TV reaches 89% of the Romanian urban population through terrestrial and satellite-to-cable distribution.  Prima TV targets the 15-44, educated, urban audience and has launched a number of successful television shows in Romania, including the Romanian versions of Who Wants to be a Millionaire, Big Brother, Kids Say the Darndest Things and Cheaters.  During January 2004, Prima TV was the fourth most watched commercial television station in Romania, with an average prime time viewing share of 7.2%.  During 2004, Prima TV had revenues of approximately €9.8 million and an operating loss of approximately €2.4 million.

Launched in November 2003 with a contemporary hits format, Kiss FM has become the most popular commercial radio station in Romania with a listener share of approximately 22% in the age 15-44 urban target group.  Kiss FM reaches approximately 73% of Romania’s urban population through a network of 34 local radio licenses and seven affiliates.

Radio Star was launched in January 2003.  With an adult contemporary format, Radio Star has a listener share of approximately 3% in the age 15-44 urban target group.  Radio Star reaches approximately 45% of Romania’s urban population through a network of 14 local radio license and eight affiliates.

Kiss FM and Radio Star had estimated combined revenues of approximately €5.5 million and operating income of approximately €2.5 million in 2004.

Christoph Buerge brings thirteen years of experience in the entertainment and television industry to SBS.  Mr. Buerge rejoins SBS from Swiss National Television (SFDRS), where he served as head of program development since May 2004.  Prior to that, Mr. Buerge served as creative director of SBS’s television station TV2 in Hungary from 2002.  From 1999 to 2001 he was head of program and entertainment at TV3 in Switzerland.  Previously, Mr. Buerge was an executive producer of numerous variety and entertainment programs on SFDRS and served as deputy manager of the entertainment department.

Peter W. Thrane brings extensive television finance experience to SBS’s Romanian operations.  Mr. Thrane has served as chief financial officer of SBS’s Danish television operations since 1999. Mr. Thrane previously worked as a financial manager at Nordic Film Group and held several other senior finance positions.

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Romania is the second most populous country in Central Europe, with over 21 million people, and one of the Europe’s fastest growing economies with estimated real GDP growth of over 7% in 2004.  Romania’s inflation rate has declined significantly in recent years to 9.3% in 2004.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation: the statement that control of Prima TV and one of Romania’s leading radio groups provides us with a Romanian broadcast platform that will capitalize on the country’s growing economy and developing consumer market as Romania progresses towards full European Union membership, which is expected in 2007; the statement that we continue to seek additional opportunities to prudently expand our asset base that allow us to leverage our content, operating expertise and pan-European footprint; and the statement that these two experienced managers bring years of industry knowledge to these operations and will be instrumental in our efforts to increase our market share and improve the profitability of our Romanian television operations, in particular, which are expected to have positive operating income this year.  In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf.  Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as “may”, “will”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “continues” or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors.  Some of these factors include: the effects of, and changes in, government policy and regulatory requirements; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; and our success at managing the risks that arise from these factors.  A more detailed discussion of some of these risks is set forth in SBS’s annual report on Form 20-F for the year-ended December 31, 2003.

All forward-looking statements in this press release are based on information available to us on the date hereof.  We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

For further information visit: www.sbsbroadcasting.com, or contact:

#  #  #  #  #

Investors:	Press:
Michael Smargiassi /Jon Lesko	Jeff Pryor	Catriona Cockburn
Brainerd Communicators	Pryor Associates	Citigate Dewe Rogerson
Tel: +1 212 986 6667	Tel: +1 818-338-3555	Tel: +44 207 282 2924

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 2, 2005

SBS BROADCASTING S.A.

		By:	/s/ Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer